NATIONAL INSTRUMENT 62 -103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
 UNDERPART4

1. Name and Address of Eligible Institutional Investor:

Wellington Management Company, LLP Attn: Legal Services Department 75 State Street Boston, MA 02109 USA
2.	Description and number or principal amount of securities held and the security holding percentage of the eligible institutional investor at the end of the month for which the report is made:

Wellington Management Company, LLP ("WellingtonManagement") acquired controlover 43,639,000 common shares of Zodiac Exploration Inc. (the"Reporting Issuer"). Thus, Wellington Management can be said to control 43,639,000 shares of common stock of the Reporting Issuer, representing 13.74% of the shares outstanding of the common stock of the company. Wellington Management, in its capacity as investment adviser, purchased these securities on behalf of its investment advisory clients.

3.	Designation and number or principal amount of securities held and security holding percentage of the outstanding securities referred to in which the eligible institutional investor alone or jointly has:

(i) ownership and control

(ii) ownership but not control

(iii) control but not ownership

Wellington Management has dispositive power over 43,639,000 shares of common stock, representing 13.74% of the shares outstanding of the common stock of the Reporting Issuer.

4.	The purpose of the eligible institutional investor acquiring or disposing of ownership or control of the securities:

Wellington Management Company, LLP ("Wellington Management") is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended. Wellington Management,in its capacity as investment adviser, exercises discretionary authority over securities owned of record by investment advisory clients subject to general investment policies, guidelines, objectives and legal requirements of such clients.

5.	The general nature and material terms of any agreements with respect to the securities of the reporting issuer entered in to by the eligible institutional investor:

None

6.	The name of any joint actors:

None

7.	Any change in any material fact previously disclosed:

None

8.	Eligibility:

I certify that Wellington Management Company, LLP is an eligible institutional investor eligible to file reports under Part 4 of Proposed National Instrument 62-103

_________________________________
Signature

Robert J.Toner
Vice President and Counsel
Name and Title

(617) 790-7084
Telephone

Wellington Management Company, LLP
Eligible Institutional Investor

Report for the period ending October 31, 2010